SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2013, incorporated by reference herein:
Exhibit
99.1 Release dated August 23, 2013, entitled “REPORT TO SHAREHOLDERS Q4 AND YEAR
ENDED 30 JUNE 2013”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: August 26, 2013
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

SHAREHOLDERS
REPORT TO
Q4 2013 V Q4 2012
• Gold production up 10% to 35 559 oz
• Operating proﬁt down 16% to R96.2 million
• Headline earnings down 59% to 9 cps
• All-in sustaining costs down 6% to R365 665/kg
• All-in sustaining costs margin maintained at 15%
• Final dividend declared of 14 cents per ordinary share
FY2013 V FY2012
• Gold production up 8% to 146 381 oz
• Operating proﬁt up 9% to R679.3 million
• Headline earnings up 11% to 68 cps
• All-in sustaining costs up 10% to R365 569/kg
• All-in sustaining costs margin steady at 20%
• Total dividends for the year of 28 cents per share, up 180%
REVIEW OF OPERATIONS
Group
Quarter
Jun 2013
Quarter
Jun 2012
% change
Quarter
Mar 2013
12 months
to 30 June
2013
12 months
to 30 June
2012
% change
Gold production
oz
35 559
32 216 10 35 976
146 381
135 708 8
kg
1 106
1 002 10 1 119
4 553
4 221 8
Gold production sold
oz
32 826
29 966 10 35 976
145 738
135 419 8
kg
1 021
932 10 1 119
4 533
4 212 8
Cash operating costs
US$ per oz
1 105
1 161 (5) 1 111
1 094
1 096 –
ZAR per kg
336 809
302 221 11 319 065
310 763
272 778 14
All-in sustaining costs
US$ per oz
1 176
1 450 (19) 1 353
1 284
1 332 (4)
ZAR per kg
365 665
388 573 (6) 388 543
365 569
331 978 10
Group average gold price received
US$ per oz
1 373
1 575 (13) 1 647
1 613
1 679 (4)
ZAR per kg
429 115
421 834 2 474 482
458 084
418 538 9
Operating proﬁt
ZAR million
96.2
114.8 (16) 170.7
679.3
622.2 9
Operating margin
%
22
28 (24) 33
32
35 (8)
All-in sustaining costs margin
%
15
8 88 18
20
21 (2)
Headline earnings
ZAR million
34.0
84.1 (59) 55.0
259.2
234.3 11
ZAR cents
per share
9
22 (59) 14
68
61 11
All ﬁgures used in this report represent continuing operations, unless speciﬁed otherwise.
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06 / JSE share code: DRD • ISIN: ZAE 000058723 • NYSE trading symbol: DRD • (“DRDGOLD” or “the Group”)
GROUP RESULTS: KEY FEATURES
Q4 and year ended 30 June 2013
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 205 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 389 039 124

2 DRDGOLD LIMITED SHAREHOLDER REPORT Q4 AND YEAR ENDED 30 JUNE 2013
STOCK TRADED
JSE
NYSE*
Average volume for the quarter per day ('000)
786
1 084
% of issued stock traded (annualised)
53
73
Price • High
R7.18
$0.785
• Low
R4.60
$0.490
• Close
R5.28
$0.543
* This data represents per share data and not ADS data – one ADS reﬂects 10 ordinary shares
MARKET CAPITALISATION
As at 30 June 2013
(ZARm)
2 034.8
As at 31 March 2013
(ZARm)
2 759.3
As at 30 June 2013
(US$m)
209.3
As at 31 March 2013
(US$m)
301.4
DEAR
SHAREHOLDER
I am pleased to report that, by the end of FY2013 on 30 June, we had successfully completed the consolidation of our various surface retreatment operations into a single, operating entity, Ergo Mining (Pty) Limited (“Ergo”). Ergo’s performance in terms of volume and recovery are reassuringly stable and consistent with call. Commissioning of the new ﬂotation/ﬁne-grind circuit at the Brakpan plant is going well, with early test work showing that performance is consistent with assumptions.
FY2013 V FY2012
REVENUE
Revenue increased by 18% to R2 076.5 million in FY2013. This was the result of both an 8% increase in gold production and a 9% increase in the rand gold price.
CASH OPERATING COSTS
An 8% increase in ore milled, combined with above-inﬂation increases in labour, electricity and reagent costs, resulted in a 23% rise in cash operating costs. However, it is important to note that our all-in sustaining unit costs (as deﬁned in the World Gold Council’s Guidance Note) increased by only 10%
to R365 596/kg, which means that we maintain a reasonable margin, even at current gold prices.
OPERATING PROFIT
Operating proﬁt was 9% higher year on year at R679.3 million, mainly as a result of higher gold production and a strong rand gold price.
HEADLINE EARNINGS
Higher operating proﬁt contributed to an 11% increase in headline earnings per share (“HEPS”) to 68 South African cents.
FREE CASH FLOW
Higher capital expenditure on Ergo’s ﬂotation/ﬁne-grind circuits in FY2013, together with a 10% decrease in the rand gold price in the fourth quarter of
FY2013, resulted in a 53% year-on-year drop in free cash ﬂow (deﬁned as cash generated from operations less capital expenditure and environmental rehabilitation funding and expenditure) generated to R97.9 million. This cash generated, combined with debt of R165 million raised during the year, resulted in an increase in our cash and cash equivalents to R377.2 million. We have declared a ﬁnal dividend for FY2013 of 14 South African cents per ordinary share, bringing to more than R107 million our total payout in dividends to shareholders for the year.
Q4 2013 V Q4 2012
REVENUE
Revenue for the fourth quarter was 11% higher than the comparable quarter of 2012 at R438.1 million, due mainly to a 10% increase in gold production.
CASH OPERATING COSTS
Cash operating costs increased by 23% from the comparable quarter of 2012, due mainly to a 5% increase in ore milled, as well as above-inﬂation increases in labour, electricity and reagent costs. All-in sustaining unit costs decreased by 6% to R365 665/kg, resulting in a healthy, 15% margin.
OPERATING PROFIT
The increase in costs caused a 16% drop in operating proﬁt compared to the same quarter in 2012.
HEADLINE EARNINGS
HEPS for the fourth quarter decreased by 59% to 9 South African cents.
OPERATIONAL REVIEW
FY2013 V FY2012
Gold production was 8% higher year on year at 146 381oz, the result of an 8% increase in throughput to 23 254 000t. In addition, recovered grade was up slightly from 0.195g/t to 0.196g/t. The costs incurred to mine additional sand resources at the Knights plant, together with above-inﬂation increases in labour, electricity and reagent costs, resulted in a 14% increase in unit cash operating costs to R310 763/kg. Capital expenditure was 13% higher at
R361.5 million (FY2012: R319.1 million), mainly as a consequence of the continued development of Ergo’s infrastructure to improve gold recoveries through the ﬂotation/ ﬁne-grind circuit.
Q4 2013 V Q4 2012
Gold production was 10% higher than the comparable quarter of 2012. Both throughput and recovered grade increased by 5%, from 5 525 000t and
0.181g/t respectively. Key factors contributing to the increase in grade were the additional sand resources mined at the Knights plant and improved grades mined by the Crown plant. Cash operating costs were up 11% from R302 221/kg, a consequence of the annual labour, electricity and reagent cost increases and also the costs incurred to mine the additional sand resources. The mining of the sand material had a twofold beneﬁt: increased gold output and the reduction of future rehabilitation costs.

IMPAIRMENTS
Impairments of R238.0 million, which were unrelated to our Ergo operation, were recorded during FY2013. A large portion of the impairment,
R101.3 million, was due to a reclassiﬁcation of the fair value adjustment already recognised on our investment in Village Main Reef Limited (“VMR”)
from other comprehensive income to proﬁt or loss. The investment in VMR is classiﬁed as an available for sale investment under IFRS. In addition to this impairment, we recorded an impairment of R50.1 million against our Zimbabwe exploration assets, R40.0 million against our decommissioned Crown tailings complex, R21.0 million against the Cason underground assets and R25.6 million relating to our rehabilitation trust fund for the old DRDGOLD mining lease area which had been sold.
RESERVES AND RESOURCES
DRDGOLD’s total attributable mineral reserves and resources in FY2013 were both marginally lower at 1.7Moz and 37.3 Moz respectively.
The FY2013 reserve and resource information was prepared in compliance with the South African Code for Reporting Exploration Results, Mineral Resource
and Mineral Reserves (“SAMREC”) by DRDGOLD’s designated competent person, Mr V Labuschagne, who is an employee of DRDGOLD.
CORPORATE ACTIVITY
During the year we successfully completed the consolidation of all of our surface retreatment operations into one operating entity, Ergo.
ERPM AND ZIMBABWE
As previously reported, our ERPM and Zimbabwe assets have been up for sale. In respect of the latter, we have received expressions of interest from potential acquirers of these assets, and negotiations to conclude the sale of our stake are continuing. We have placed the small Cason underground operation on care and maintenance.
DIVIDEND
The DRDGOLD Board has declared a ﬁnal dividend of 14 South African cents per ordinary share for the year ended 30 June 2013.
The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) to
(x) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:
- the dividend has been declared out of income reserves;
- the local Dividends Tax rate is 15% (ﬁfteen per centum);
- there are no Secondary Tax on Companies (STC) credits to be utilised;
- the gross local dividend amount is 14 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The net local dividend amount is 11.9 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- DRDGOLD currently has 385 383 767 ordinary shares in issue (which includes 6 205 559 treasury shares); and
- DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
2013
Last date to trade ordinary shares cum dividend Friday, 4 October
Ordinary shares trade ex dividend Monday, 7 October
Record date Friday, 11 October
Payment date Monday, 14 October
On payment date, dividends due to holders of certiﬁcated securities on the South African share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between Monday, 7 October 2013 and Friday 11 October 2013, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom registers will be Monday, 14 October 2013.
To holders of American Depositary Shares
Each American Depositary Share (“ADS”) represents 10 ordinary shares
2013
ADSs trade ex dividend on NYSE Wednesday, 9 October
Record date Friday, 11 October
Approximate date of currency conversion Friday, 18 October
Approximate payment date of dividend Monday, 21 October
Assuming an exchange rate of R10.12/$1, the dividend payable on an ADS is equivalent to 11.76 US cents for shareholders liable to pay the dividend tax.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
LOOKING AHEAD
In the ﬁrst half of the ensuing ﬁnancial year, we will continue with commissioning of the ﬂotation/ﬁne-grind circuit, with a view to achieving completion and stable production by December 2013. For FY2014 as a whole, there will be increased focus on achieving sustainable proﬁts, and we will seek to deliver into the targets set for reduced potable water usage and dust emission. We will invest substantially in development of internal social capital; in particular, we want to improve our employees’ competence in the area of personal ﬁnancial management, to curb the associated scourges of over-indebtedness and garnishee orders. On the technology front, we will look afresh at the potential our new technologies offer in terms of greater scale, both within our existing footprint and further aﬁeld.
Niël Pretorius
Chief Executive Ofﬁcer
23 August 2013

4 DRDGOLD LIMITED SHAREHOLDER REPORT Q4 AND YEAR ENDED 30 JUNE 2013
The condensed consolidated preliminary ﬁnancial statements are prepared in accordance with the framework concepts and recognition and measurement principles of International Financial Reporting Standards (“IFRS”) and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to interim reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South
Africa. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended
30 June 2012.
The condensed consolidated ﬁnancial statements of DRDGOLD Limited for the year ended 30 June 2013 have been reviewed by Mr R Davel of KPMG Inc, the group’s auditor. In their review report dated 23 August 2013, which is available for inspection at the Company’s Registered Ofﬁce, KPMG Inc state that their review was conducted in accordance with the International Standard of Review Engagements 2410, Review of Interim Information Performed
by the Independent Auditor of the Entity, which applies to a review of consolidated preliminary ﬁnancial information, and have expressed an unmodiﬁed conclusion on the condensed consolidated preliminary ﬁnancial statements.
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Quarter
Jun 2013
Rm
Unaudited
Quarter
Jun 2012
Rm
Unaudited
Quarter
Mar 2013
Rm
Unaudited
12 months to
30 Jun 2013
Rm
Reviewed
12 months to
30 Jun 2012
Rm
Reviewed
Continuing operations
Gold and silver revenue
438.1
393.5 531.0
2 076.5
1 764.2
Net operating costs
(341.9)
(278.7) (360.3)
(1 397.2)
(1 142.0)
Cash operating costs
(372.5)
(302.8) (357.0)
(1 414.9)
(1 151.4)
Movement in gold in process
30.6
24.1 (3.3)
17.7
9.4
Operating proﬁt
96.2
114.8 170.7
679.3
622.2
Depreciation
(41.0)
(29.7) (34.7)
(143.8)
(119.2)
Movement in provision for environmental rehabilitation
30.0
(36.6) (19.1)
(15.3)
(59.5)
Environmental rehabilitation costs
(4.2)
(10.0) (11.5)
(45.4)
(47.3)
Retrenchment costs
–
– –
(0.6)
–
Care and maintenance costs
0.9
(6.2) (5.7)
(20.3)
(29.3)
Other operating expenses
(9.2)
(5.6) (5.1)
(16.8)
(3.0)
Gross proﬁt from operating activities
72.7
26.7 94.6
437.1
363.9
Impairments
1
(238.0)
(1.1) –
(238.0)
(1.1)
Corporate and administration expenses
(19.1)
(33.2) (21.8)
(92.9)
(97.8)
Share-based payments
(1.2)
(0.6) (1.4)
(4.5)
(3.1)
Proﬁt/(loss) on disposal of assets
8.1
(9.6) 8.6
19.3
(9.6)
Net loss on ﬁnancial liabilities measured at
amortised cost
–
– –
–
(7.1)
Net ﬁnance (expense)/income
(23.9)
7.9 13.3
24.0
15.8
(Loss)/proﬁt before taxation
(201.4)
(9.9) 93.3
145.0
261.0
Taxation
3.3
86.3 (12.4)
(44.9)
(8.0)
(Loss)/proﬁt after taxation
(198.1)
76.4 80.9
100.1
253.0
Discontinued operations
(Loss)/proﬁt for the period from discontinued operations
–
(1.5) –
–
134.5
Loss on sale of subsidiary
–
(10.5) –
–
(10.5)
Net (loss)/proﬁt for the period
(198.1)
64.4 80.9
100.1
377.0
Attributable to:
Equity owners of the parent
(174.5)
58.1 62.1
59.2
308.7
Non-controlling interest
(23.6)
6.3 18.8
40.9
68.3
(198.1)
64.4 80.9
100.1
377.0
Other comprehensive income
Foreign exchange translation and other
2.1
(2.2) 1.3
9.1
(4.0)
Net gain on disposal of an available-for-sale ﬁnancial asset reclassiﬁed to proﬁt or loss
–
(6.7) –
–
(6.7)
Reclassiﬁcation of fair value adjustment on available for sale investments to proﬁt or loss
101.3
– –
101.3
–
Mark-to-market of available-for-sale investments
(23.4)
19.2 (10.6)
(66.7)
19.2
Total comprehensive income for the period
(118.1)
74.7 71.6
143.8
385.5
Attributable to:
Equity owners of the parent
(95.5)
69.4
52.8
101.9
318.2
Non-controlling interest
(22.6)
5.3
18.8
41.9
67.3

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Quarter
Jun 2013
Rm
Unaudited
Quarter
Jun 2012
Rm
Unaudited
Quarter
Mar 2013
Rm
Unaudited
12 months to
30 Jun 2013
Rm
Reviewed
12 months to
30 Jun 2012
Rm
Reviewed
(118.1)
74.7
71.6
143.8
385.5
Reconciliation of headline earnings
Net (loss)/proﬁt
(174.5)
58.1
62.1
59.2
308.7
Adjusted for
– Impairments
238.0
1.1
–
238.0
1.1
– (Proﬁt)/loss on disposal of assets
(8.1)
9.6
(8.6)
(19.3)
9.6
– Loss on sale of subsidiary
–
10.5
–
–
10.5
– Net gain on disposal of an available-for-sale ﬁnancial asset
–
(6.7)
–
–
(6.7)
– Non-controlling interest in headline earnings adjustment
(13.8)
4.9
0.9
(12.2)
4.9
– Taxation thereon
(7.6)
1.7
0.6
(6.5)
1.7
Headline earnings
34.0
79.2
55.0
259.2
329.8
Headline earnings per share - cents
– From continuing operations
9
22
14
68
61
– From total operations
9
21
14
68
86
Basic (loss)/earnings per share - cents
– From continuing operations
(46)
18
17
16
57
– From total operations
(46)
15
17
16
80
Diluted headline earnings per share - cents
9
21
14
68
86
Diluted basic (loss)/earnings per share - cents
(45)
15
16
16
80
Calculated on the weighted average ordinary shares issued of :
379 178 208
382 373 999 379 178 208
379 178 208
384 169 915
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
30 Jun 2013
Rm
As at
31 Mar 2013
Rm
As at
30 Jun 2012
Rm
Notes
Reviewed
Unaudited
Reviewed
Assets
Non-current assets
2 066.3
2 180.3 2 021.6
Property, plant and equipment
1 756.3
1 838.4 1 641.6
Non-current Investments and other assets
130.1
141.0 176.1
Environmental rehabilitation trust funds and investments
177.0
181.8 165.6
Deferred tax asset
2.9
19.1 38.3
Current assets
604.8
658.3 470.6
Inventories
138.8
111.1 105.8
Trade and other receivables
88.8
136.9 66.3
Cash and cash equivalents 2
377.2
410.3 298.5
Total assets
2 671.1
2 838.6 2 492.2
Equity and liabilities
1 648.3
1 765.8 1 633.9
Equity of the owners of the parent
1 427.0
1 474.6 1 497.2
Non-controlling interest
221.3
291.2 136.7
Non-current liabilities
777.0
810.0 597.3
Loans and borrowings 3
143.3
145.7 –
Post-retirement and other employee beneﬁts
8.7
6.2 6.0
Provision for environmental rehabilitation
524.3
546.1 504.3
Deferred tax liability
100.7
112.0 87.0
Current liabilities
245.8
262.8 261.0
Trade and other payables
221.5
238.8 230.3
Loans and borrowings 3
24.3
24.0 30.7
Total equity and liabilities
2 671.1
2 838.6 2 492.2

6 DRDGOLD LIMITED SHAREHOLDER REPORT Q4 AND YEAR ENDED 30 JUNE 2013
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Jun 2013
Rm
Unaudited
Quarter
Jun 2012
Rm
Unaudited
Quarter
Mar 2013
Rm
Unaudited
12 months to
30 Jun 2013
Rm
Reviewed
12 months to
30 Jun 2012
Rm
Reviewed
Balance at the beginning of the period
1 765.8
1 482.7 1 755.2
1 633.9
1 219.2
Share capital issued
–
(0.5) (0.2)
(0.2)
1.3
– for share options exercised
–
– –
–
1.8
– for costs
–
(0.5) (0.2)
(0.2)
(0.5)
Increase in share-based payment reserve
0.3
1.4 0.3
1.2
4.1
Net (loss)/proﬁt attributable to equity owners of the parent
(174.5)
58.1 62.1
59.2
308.7
Net (loss)/proﬁt attributable to non-controlling interest
(23.6)
6.3 18.8
40.9
68.3
Disposal of subsidiary attributable to non-controlling interest
–
97.5 –
–
97.5
Dividends paid on ordinary share capital
–
– (53.1)
(91.0)
(28.9)
Dividends paid to non-controlling interest
–
– (8.1)
(15.7)
–
Treasury shares recognised/acquired
0.3
(21.9) –
0.4
(44.8)
Fair value adjustment on available-for-sale investments
(23.4)
– (10.6)
(66.7)
–
Reclassiﬁcation of fair value adjustment on available for sale investments to proﬁt or loss
101.3
– –
101.3
–
Share Option Scheme buy-out
–
– –
(24.1)
–
Other comprehensive income
2.1
10.3 1.4
9.1
8.5
Balance as at the end of the period
1 648.3
1 633.9 1 765.8
1 648.3
1 633.9
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Jun 2013
Rm
Unaudited
Quarter
Jun 2012
Rm
Unaudited
Quarter
Mar 2013
Rm
Unaudited
12 months to
30 Jun 2013
Rm
Reviewed
12 months to
30 Jun 2012
Rm
Reviewed
Net cash inﬂow from operations
77.5
116.2 179.7
502.3
619.5
Net cash outﬂow from investing activities
(109.6)
(171.5) (108.0)
(429.4)
(411.6)
Net cash (out)/inﬂow from ﬁnancing activities
(1.1)
(26.0) (59.8)
5.7
(168.5)
Loans and other
(1.1)
(4.1) (1.0)
132.9
(77.6)
Treasury shares/share options acquired
–
(21.9) –
(24.1)
(44.8)
Dividends paid to owners of the parent
–
– (52.5)
(91.0)
(28.9)
Dividends paid to non-controlling interest holders
–
– (6.3)
(12.1)
(17.2)
(Decrease)/increase in cash and cash equivalents
(33.2)
(81.3) 11.9
78.6
39.4
Foreign exchange movement
0.1
– –
0.1
–
Opening cash and cash equivalents
410.3
379.8 398.4
298.5
259.1
Closing cash and cash equivalents
377.2
298.5 410.3
377.2
298.5
Reconciliation of net cash inﬂow from operations
(Loss)/proﬁt before taxation
(201.4)
(9.9) 93.3
145.0
261.0
(Loss)/proﬁt from discontinued operations
–
(1.5) –
–
134.5
(201.4)
(11.4) 93.3
145.0
395.5
Adjusted for:
Movement in gold in process
(30.6)
(35.1) 3.3
(17.7)
(14.7)
Depreciation and impairment
279.0
29.1 34.7
381.8
122.0
Movement in provision for environmental rehabilitation
(30.0)
36.5 19.1
15.3
59.2
Share-based payments
1.2
1.4 1.4
4.5
4.1
Loss on ﬁnancial liabilities measured at amortised cost
–
– –
–
7.1
(Proﬁt)/loss on disposal of assets
(8.1)
9.6 (8.6)
(19.3)
9.6
Finance expense and unwinding of provisions
31.9
(0.6) 0.2
33.5
7.3
Growth in environmental trust funds
(1.4)
(2.8) (1.4)
(5.6)
(8.3)
Other non-cash items
10.6
(5.7) (2.2)
3.1
(8.5)
Taxation paid
(5.8)
(7.1) –
4.2
(17.3)
Working capital changes
32.1
102.3 39.9
(42.5)
63.5
Net cash inﬂow from operations
77.5
116.2 179.7
502.3
619.5

Notes to the ﬁnancial statements
1.   Impairments
The Group recorded an impairment of R238.0 million consisting of:
– R25.6 million against the DRDGOLD Limited rehabilitation trust fund due to the disposal of relating mining rights over the old DRDGOLD mining lease area.
– R101.3 million against the investment in Village Main Reef Limited.
– R50.1 million against the exploration asset in Zimbabwe.
– R61.0 million against property plant and equipment.
2.   Cash and cash equivalents
Included in cash and cash equivalents is restricted cash of R18.2 million (FY2012: R68.6 million).
3.   Loans and borrowings
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three-month
Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.125%) plus a margin ranging from 4% to 5% per annum.
ERGO KEY OPERATING AND FINANCIAL RESULTS
Ore milled (t000) (metric) (imperial)
Jun 2013 Qtr
5 824
6 419
Mar 2013 Qtr 5 766 6 356
Jun 2013 Ytd 23 254 25 632
Yield (g/t) (oz/t) (metric) (imperial)
Jun 2013 Qtr
0.190
0.006
Mar 2013 Qtr 0.194 0.006
Jun 2013 Ytd 0.196 0.006
Gold produced (kg) (oz) (metric) (imperial)
Jun 2013 Qtr
1 106
35 559
Mar 2013 Qtr 1 119 35 976
Jun 2013 Ytd 4 553 146 381
Cash operating costs (ZAR/kg) (US$/oz)
Jun 2013 Qtr
336 809
1 105
Mar 2013 Qtr 319 065 1 111
Jun 2013 Ytd 310 763 1 094
Cash operating costs (ZAR/t) (US$/t)
Jun 2013 Qtr
64
6
Mar 2013 Qtr 62 6
Jun 2013 Ytd 61 6
Gold and silver revenue (ZAR million) (US$ million)
Jun 2013 Qtr
438.1
45.1
Mar 2013 Qtr 531.0 59.3
Jun 2013 Ytd 2 076.5 235.1
Operating proﬁt (ZAR million) (US$ million)
Jun 2013 Qtr
96.2
9.3
Mar 2013 Qtr 170.7 18.9
Jun 2013 Ytd 679.3 76.9
(Loss)/proﬁt before taxation (ZAR) (US$ million)*
Jun 2013 Qtr
(102.0)
(12.4)
Mar 2013 Qtr 86.0 9.5
Jun 2013 Ytd 208.3 23.6
Capital expenditure (ZAR millions) (US$ million)
Jun 2013 Qtr
73.8
7.6
Mar 2013 Qtr 95.5 10.7
Jun 2013 Ytd 353.5 40.0
* Note: The difference between the proﬁt before tax on the statements of proﬁt or loss and other comprehensive income relates to corporate head ofﬁce and all other segment.
ALL-IN SUSTAINING COSTS RECONCILIATION (Unaudited)
R million unless otherwise stated
Net operating costs
Jun 2013 Qtr
341.9
Mar 2013 Qtr 360.3
Jun 2013 Ytd 1 397.2
Corporate, administration and other expenses
Jun 2013 Qtr
29.5
Mar 2013 Qtr 28.3
Jun 2013 Ytd 114.2
Rehabilitation remediation (accretion and amortisation)
Jun 2013 Qtr
2.0
Mar 2013 Qtr 19.3
Jun 2013 Ytd 48.8
Capital expenditure (sustaining)
Jun 2013 Qtr
31.1
Mar 2013 Qtr 27.1
Jun 2013 Ytd 104.2

8 DRDGOLD LIMITED SHAREHOLDER REPORT Q4 AND YEAR ENDED 30 JUNE 2013
DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer),
CC Barnes (Chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman),
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS
OR CRAIG BARNES AT:
niel.pretorius@drdgold.com, craig.barnes@drdgold.com
Web: http://www.drdgold.com
Quadrum Ofﬁce Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June
2012, which we ﬁled with the United States Securities and Exchange Commission on 26 October 2012 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-
looking statements included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
ALL-IN SUSTAINING COSTS RECONCILIATION (Unaudited) continued
R million unless otherwise stated
All-in-sustaining costs*
Jun 2013 Qtr
404.5
Mar 2013 Qtr
435.0
Jun 2013 Ytd
1 664.4
Retrenchment costs
Jun 2013 Qtr
–
Mar 2013 Qtr
–
Jun 2013 Ytd
0.6
Rehabilitation and remediation (not related to current operations)
Jun 2013 Qtr
4.2
Mar 2013 Qtr
11.5
Jun 2013 Ytd
45.4
Care and maintenance costs
Jun 2013 Qtr
(0.9)
Mar 2013 Qtr
5.7
Jun 2013 Ytd
20.3
Capital expenditure (non-sustaining)
Jun 2013 Qtr
47.5
Mar 2013 Qtr
72.7
Jun 2013 Ytd
257.3
All-in costs*
Jun 2013 Qtr
455.3
Mar 2013 Qtr
524.9
Jun 2013 Ytd
1 988.0
All-in sustaining costs (R/kg)
Jun 2013 Qtr
365 665
Mar 2013 Qtr
388 543
Jun 2013 Ytd
365 569
All-in sustaining costs (US$/oz)
Jun 2013 Qtr
1 176
Mar 2013 Qtr
1 353
Jun 2013 Ytd
1 284
All-in costs (R/kg)
Jun 2013 Qtr
411 664
Mar 2013 Qtr
468 962
Jun 2013 Ytd
436 638
All-in costs (US$/oz)
Jun 2013 Qtr
1 319
Mar 2013 Qtr
1 634
Jun 2013 Ytd
1 535
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013